Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 13, 2017.
GS Finance Corp. $ Callable Fixed Coupon Underlier-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.
The notes will pay a fixed coupon of $15.875 for each $1,000 face amount on each coupon payment date (the 27th day of each January, April, July and October, commencing in April 2017 and ending on the stated maturity date). The amount that you will be paid on your notes is based on the performances of the EURO STOXX 50® Index and the Financial Select Sector SPDR® Fund. The notes will mature on July 27, 2018, unless we redeem them.
The return on your notes is linked, in part, to the performance of the Financial Select Sector SPDR® Fund (ETF), and not to that of the Financial Select Sector Index (underlying index) on which the ETF is based. The performance of the ETF may significantly diverge from that of its underlying index. The ETF was reconstituted in September 2016 to generally remove exposure to companies involved in the real estate industry.  Therefore, there is limited historical information regarding the reconstituted ETF.
We may redeem your notes at 100% of their face amount plus the coupon then due on any coupon payment date on or after the coupon payment date in July 2017 up to the coupon payment date in April 2018.
If we do not redeem your notes, the amount that you will be paid on your notes at maturity, in addition to the final coupon, is based on the performance of the lesser performing underlier (the underlier with the lowest underlier return). The underlier return for each underlier is the percentage increase or decrease in the final level (the closing level of the underlier on the determination date, expected to be July 20, 2018) from its initial level (set on the trade date).
At maturity, in addition to the final coupon, for each $1,000 face amount of your notes you will receive an amount in cash equal to:
•	if the underlier return of each underlier is greater than or equal to -30.00% (the final level of each underlier is greater than or equal to 70.00% of its initial level), $1,000; or
•
if the underlier return of any underlier is less than -30.00% (the final level of any underlier is less than 70.00% of its initial level), the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing underlier return times (b) $1,000. You will receive less than 70.00% of the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-9.
The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $950 and $980 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	expected to be January 27, 2017	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount*	Net proceeds to the issuer:	% of the face amount
*GS&Co. is paying a marketing fee in connection with the notes. See page PS-5.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No.     dated                    , 2017.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of GS Finance Corp., may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $950 and $980 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $      per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through            .

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●    General terms supplement no. 24 dated December 22, 2015
●    Prospectus supplement dated December 22, 2015
●    Prospectus dated December 22, 2015
The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 22, 2015, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated December 22, 2015, for Medium-Term Notes, Series E, and references to the “accompanying general terms supplement no. 24” mean the accompanying general terms supplement no. 24, dated December 22, 2015, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.
This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-15 of the accompanying general terms supplement no. 24. Please note that certain features described in the accompanying general terms supplement no. 24 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement no. 24.

Key Terms

Issuer:  GS Finance Corp.
Guarantor: The Goldman Sachs Group, Inc.
Underliers:  the EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”), as sponsored and maintained by STOXX Limited, and the Financial Select Sector SPDR® Fund (Bloomberg symbol, “XLF UP”); see “The Underliers” on page S-16
Underlying index of the Financial Select Sector SPDR® Fund:  Financial Select Sector Index, as published by S&P Dow Jones Indices LLC (“S&P”)
Specified currency:  U.S. dollars (“$”)
Face amount:  each note will have a face amount equal to $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Denominations:  $1,000 and integral multiples of $1,000 in excess thereof
Purchase at amount other than face amount: the amount we will pay you for your notes on the stated maturity date or upon any early redemption of your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date or date of early redemption, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page S-11 of this pricing supplement
Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” herein.  Pursuant to this approach, it is the opinion of Sidley Austin llp that it is likely that each coupon payment will be taxed as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  If you are a United States alien holder of the notes, we intend to withhold on coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty.  In addition, upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding amounts attributable to any coupon payment) and your tax basis in your notes.
Cash settlement amount:  subject to our redemption right, for each $1,000 face amount of your notes, in addition to the final coupon, we will pay you on the stated maturity date an amount in cash equal to:
•
if the underlier return of each underlier is greater than or equal to -30.00% (the final underlier level of each underlier is greater than or equal to 70.00% of its initial underlier level), $1,000; or

•
if the underlier return of any underlier is less than -30.00% (the final underlier level of any underlier is less than 70.00% of its initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing underlier return times (b) $1,000.

Early redemption right:  we have the right to redeem your notes, in whole but not in part, at a price equal to 100% of the face amount plus the coupon then due, on each coupon payment date commencing in July 2017 and ending in April 2018, subject to five business days’ prior notice
Lesser performing underlier return:  the underlier return of the lesser performing underlier
Lesser performing underlier:  the underlier with the lowest underlier return
Underlier return:  with respect to each underlier, the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Coupon:  subject to our redemption right, on each coupon payment date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to $15.875
Initial underlier level (to be set on the trade date):  with respect to each underlier, the closing level of such underlier on the trade date
Final underlier level: with respect to each underlier, the closing level of such underlier on the determination date, subject to anti-dilution adjustments (with respect to the Financial Select Sector SPDR® Fund only) as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page S-24 of the accompanying general terms supplement no. 24, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-22 of the accompanying general terms supplement no. 24 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-26 of the accompanying general terms supplement no. 24
Closing level:  with respect to each underlier, as further described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-30 of the accompanying general terms supplement no. 24
Defeasance: not applicable
No listing: the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system
Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-29 of the accompanying general terms supplement no. 24
Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-29 of the accompanying general terms supplement no. 24
Trade date:  expected to be January 20, 2017
Original issue date (settlement date) (to be set on the trade date): expected to be January 27, 2017
Stated maturity date (to be set on the trade date):  expected to be July 27, 2018, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-15 of the accompanying general terms supplement no. 24

Determination date (to be set on the trade date):  expected to be July 20, 2018, subject to adjustment as described under “Supplemental Terms of the Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-16 of the accompanying general terms supplement no. 24
Coupon payment dates (to be set on the trade date):  expected to be the 27th day of each January, April, July and October, beginning April 2017 and ending on the stated maturity date, unless any such date is not a business day, in which case such coupon payment date will be postponed to the next following business day.  The final coupon payment date will also be postponed if the stated maturity date is postponed as a result of a postponement of the determination date. In such a case, the final coupon payment date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.
Regular record dates:  the scheduled business day immediately preceding the day on which payment is to be made (as such payment date may be adjusted)
Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-92 of the accompanying general terms supplement no. 24
ERISA: as described under “Employee Retirement Income Security Act” on page S-93 of the accompanying general terms supplement no. 24
Supplemental plan of distribution; conflicts of interest: as described under “Supplemental Plan of Distribution” on page S-94 of the accompanying general terms supplement no. 24 and “Plan of Distribution — Conflicts of Interest” on page 76 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $    .
GS Finance Corp. expects to agree to sell to Goldman, Sachs & Co. (“GS&Co.”), and GS&Co. expects to agree to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount.
GS&Co. has engaged Incapital LLC to provide certain marketing services from time to time relating to notes of this series. Incapital LLC will receive a fee of         % of the face amount of each note offered hereby from GS&Co. in connection with such service.
GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of  Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We expect to deliver the notes against payment therefor in New York, New York on January 27, 2017, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
Calculation agent:  GS&Co.
CUSIP no.: 40054KU79
ISIN no.:  US40054KU790
FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels of the lesser performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the underlier level of any underlier will be on any day throughout the life of your notes and what the final underlier level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.
The information in the following examples reflects the hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date or date of early redemption.  If you sell your notes in a secondary market prior to the stated maturity date or date of early redemption, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page S-9 of this pricing supplement.  The information in the examples also reflect the key terms and assumptions in the box below.
Key Terms and Assumptions
Face amount	$1,000
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting (i) the underliers, (ii) any of the underlier stocks, (iii) the methods by which the applicable underlier sponsor calculates the EURO STOXX 50® Index or the underlying index of the Financial Select Sector SPDR® Fund or (iv) the policies of the Financial Select Sector SPDR® Fund’s investment advisor

The effect of the coupons have been excluded Notes purchased on original issue date at the face amount and held to the stated maturity date or date of early redemption
Moreover, we have not yet set the initial underlier levels that will serve as the baseline for determining the underlier returns and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier levels may differ substantially from the underlier levels prior to the trade date. They may also differ substantially from the underlier levels at the time you purchase your notes.
For these reasons, the actual performance of the underliers over the life of your notes may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page S-24. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.
If the notes are not redeemed, the cash settlement amount we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the lesser performing underlier on the determination date, as shown in the table below.  The table below assumes that the notes have not been redeemed, does not include the final coupon and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.
The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier) and the assumptions noted above.
The Notes Have Not Been Redeemed

Hypothetical Final Underlier Level of the Lesser Performing Underlier	Hypothetical Cash Settlement Amount at Maturity if the Notes Have Not Been Redeemed
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)*
175.000%	100.000%
150.000%	100.000%
125.000%	100.000%
100.000%	100.000%
90.000%	100.000%
80.000%	100.000%
70.000%	100.000%
69.999%	69.999%
50.000%	50.000%
40.000%	40.000%
35.000%	35.000%
25.000%	25.000%
10.000%	10.000%
0.000%	0.000%
*Does not include the final coupon

If, for example, the notes have not been redeemed and the final underlier level of the lesser performing underlier were determined to be 25.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the notes have not been redeemed and the final underlier level of the lesser performing underlier were determined to be 175.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the initial underlier level.
The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-2 of the accompanying general terms supplement no. 24.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual closing levels of the underliers on any day, the final underlier levels of the underliers or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on whether or not the notes are redeemed and the actual initial underlier levels, which we will set on the trade date, and on the actual final underlier levels determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the cash amount to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 24. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 24. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”.  Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-2 of the accompanying general terms supplement no. 24.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.
In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.
There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer – Guarantee by The Goldman Sachs Group, Inc.” on page 33 of the accompanying prospectus.
You May Lose Your Entire Investment in the Notes
You can lose your entire investment in the notes. Subject to our redemption right, the cash settlement amount on your notes, if any, on the stated maturity date will be based on the performance of the lesser performing of the EURO STOXX 50® Index and Financial Select Sector SPDR® Fund (the “ETF”) as measured from their initial underlier levels (set on the trade date) to their closing levels on the determination date. If the final underlier level of the lesser performing underlier for your notes is less than 70.00% of its initial underlier level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the lesser performing underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
The Coupon Payments on Your Notes Will Be Limited
Subject to our early redemption right, the notes will pay a fixed coupon on each coupon payment date.  The fixed coupon will not increase even if the level of an underlier rises beyond its initial underlier level.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underliers.
We Are Able to Redeem Your Notes at Our Option
On each coupon payment date commencing in July 2017 and ending in April 2018, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason. Because of this redemption option, the term of your notes could be anywhere between six months and eighteen months.
The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Payment Date or from Coupon Payment Date to Coupon Payment Date
The coupon for each quarterly coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing levels of the underliers between the trade date and any coupon payment date or between two coupon payment dates. Accordingly, the coupons on the notes may be less than the return you could earn on another instrument linked to the underliers that pay coupons based on the performance of the underliers from the trade date to any coupon payment date or from coupon payment date to coupon payment date.
The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier
If the notes are not redeemed by us, the cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose all or some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier.  This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.
The Return on Your Notes May Change Significantly Despite Only a Small Change in the Final Underlier Level of the Lesser Performing Underlier
If the final underlier level of the lesser performing underlier is less than 70.00% of its initial underlier level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 30.00% drop between the initial underlier level of the lesser performing underlier and its final underlier level will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than 70.00% of its initial underlier level will result in a loss of a significant portion of your investment in the notes despite only a small change in the final underlier level of the lesser performing underlier.
Your Notes May Not Have an Active Trading Market
Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected
The cash settlement amount you will be paid for your notes on the stated maturity date or the amount we will pay you upon any early redemption of your notes will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date or date of early redemption will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date or date of early redemption, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.
If the Levels of the Underliers Change, the Market Value of Your Notes May Not Change in the Same Manner
The price of your notes may move differently than the performance of the underliers. Changes in the levels of the underliers may not result in a comparable change in the market value of your notes. Even if the closing level of each underlier is greater than or equal to 70.00% of its initial underlier level during some portion of the life of the notes, the market value of your notes may not reflect this. We discuss some of the reasons for this disparity under “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-2 of the accompanying general terms supplement no. 24.
You Have No Shareholder Rights or Rights to Receive Any Shares of the ETF or Any Underlier Stock
Investing in your notes will not make you a holder of any shares of the ETF or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the ETF or the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the ETF or the underlier stocks or any other rights of a holder of any shares of the ETF or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the ETF or any underlier stocks.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.
An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities
The value of your notes is linked in part to the to the EURO STOXX 50® Index, which is comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.
The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.
The Policies of the ETF’s Investment Advisor, SSGA Funds Management, Inc., and S&P, the Sponsor of the Underlying Index, Could Affect the Amount Payable on Your Notes and Their Market Value
The ETF’s investment advisor, SSGA Funds Management, Inc. (“SSGA” or the “ETF investment advisor”), may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the ETF investment advisor concerning the calculation of the net asset value of the ETF, additions, deletions or substitutions of securities in the ETF and the manner in which changes affecting the underlying index are reflected in the ETF that could affect the market price of the shares of the ETF, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the ETF, or if the ETF investment advisor discontinues or suspends calculation or publication of the net asset value of the ETF, in which case it may become difficult or inappropriate to determine the market value of your notes.
If events such as these occur, the calculation agent — which initially will be GS&Co. — may determine the closing level of the ETF on the determination date — and thus the amount payable on the maturity date — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level of the ETF on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-26 of the accompanying general terms supplement no. 24.
In addition, S&P (the “underlying index sponsor”) owns the underlying index and is responsible for the design and maintenance of the underlying index. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the ETF and, therefore, the amount payable on your notes and their market value.
The ETF Was Reconstituted in September 2016 and No Longer Provides Exposure to the Real Estate Sector
Effective as of the close of business on September 16, 2016, the Financial Select Sector Index (“underlying index”) was reconstituted to eliminate the stocks of companies involved in the real estate industry (other than mortgage real estate investment trusts) (“real estate stocks”). In order to facilitate an efficient transition to the reconstituted underlying index, the ETF exchanged its real estate stocks for shares of the Real Estate Select Sector SPDR® Fund and then distributed those shares to its holders as a special share distribution with an ex-date of September 19, 2016. The ETF now tracks the performance of only those financial company stocks that remain in the underlying index following its reconstitution, which exclude real estate stocks. Consequently, the ETF is less diversified than it was before this change to its portfolio. For more information, please see “The ETF Is Concentrated in the Financial Sector and Does Not Provide Diversified Exposure” below.
The distributed shares of the Real Estate Select Sector SPDR® Fund represented a significant percentage (approximately 18.8%) of the net asset value of the ETF as of September 16, 2016 and the reconstitution of the ETF could adversely affect the performance of the ETF and the return on the notes. In addition, because the reconstituted ETF has no historical closing levels prior to September 19, 2016, limited historical information regarding the reconstituted ETF will be available for you to consider in making an independent investigation of the ETF performance, which may make it difficult for you to make an informed decision with respect to the notes.
Moreover, the historical performance of the ETF prior to its reconstitution might have been meaningfully different had the ETF not held real estate stocks at that time. Please see “The Underliers — Historical Closing Levels of the Underliers — Hypothetical Adjusted End of Month Closing Levels of the Financial Select Sector Index, the Underlying Index for the ETF, Through August 31, 2016” below for hypothetical performance information for the underlying index.
The ETF is Concentrated in the Financial Sector and Does Not Provide Diversified Exposure
The ETF is not diversified. The ETF’s assets are concentrated in the Financial sector, which means that the ETF is more likely to be more adversely affected by any negative performance of the Financial sector than a fund that has more diversified holdings across a number of sectors.  Companies in the Financial sector can be affected by, among other things, business cycle fluctuations, competition, government regulation, a change in interest rates, and a change in a company’s credit rating.  In addition, effective on September 16, 2016, the underlying index was reconstituted to eliminate real estate stocks, which reduced the diversification of the ETF’s assets. It is possible that the real estate stocks eliminated from the underlying index will perform better than the reconstituted underlying index, in which case the performance of your notes will be less than if the underlying index (and the ETF) had not been reconstituted.
Except to the Extent The Goldman Sachs Group, Inc. is One of the Companies Whose Common Stock Comprises the Underlying Index, and GS&Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of the ETF, There Is No Affiliation Between the ETF Investment Advisor or Underlying Index Sponsor and Us
The common stock of The Goldman Sachs Group, Inc. is one of the index stocks comprising the underlying index and is one of the common stocks currently held by the ETF. In addition, GS&Co. and one or more of our other affiliates may act, from time to time, as authorized participants in the distribution of shares of the ETF, and, at any time, may hold shares of the ETF. Goldman Sachs is not otherwise affiliated with the ETF investment advisor, underlying index sponsor or the ETF stock issuers. We or our affiliates may currently or from time to time in the future engage in business with the ETF investment advisor, underlying index sponsor or the issuers of the ETF stocks. Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the ETF, underlying index and the ETF stock issuers. You, as an investor in your notes, should make your own investigation into the ETF, underlying index and the ETF stock issuers.
Other than as set forth herein with respect to The Goldman Sachs Group, Inc., neither the ETF investment advisor nor any of the other ETF stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes.  Thus, neither the ETF investment advisor nor any of the ETF stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.
There Are Risks Associated with the ETF
Although the ETF’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the ETF or that there will be liquidity in the trading market.
In addition, the ETF is subject to management risk, which is the risk that the ETF investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the ETF investment advisor may select up to 10% of the ETF’s assets to be invested in shares of equity securities that are not included in the underlying index.  The ETF is also not actively managed and may be affected by a general decline in market segments relating to the underlying index.  The ETF investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits.  The ETF investment advisor does not attempt to take defensive positions in declining markets.
In addition, the ETF is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories.
The ETF and its Underlying Index are Different and the Performance of the ETF May Not Correlate with the Performance of its Underlying Index
The ETF will generally invest in substantially all of the securities included in its underlying index. There may, however, be instances where the ETF may choose to overweight one or more securities in the underlying index, purchase securities not included in the underlying index or utilize various combinations of other available investment techniques in seeking to track its underlying index.  Although the ETF seeks to track the performance of its underlying index as closely as possible, the ETF’s return may not match or achieve a high degree of correlation with the return of its underlying index due to, among other things, operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.  In addition, corporate actions with respect to the securities included in the underlying index, such as mergers and spin-offs, may impact the variance between the ETF and its underlying index.  For example, SSGA anticipates that it may take several business days for additions and deletions to the underlying index to be reflected in the portfolio composition of the ETF. Finally, as the shares of the ETF are traded on the NYSE Arca and are affected by market forces such as supply and demand, economic conditions and other factors, the trading prices of one share of the ETF generally differ from (and may deviate significantly during periods of market volatility from) the daily net asset value per share of the ETF.  For these reasons, the performance of the ETF may not correlate with the performance of its underlying index.
The ETF May Be Disproportionately Affected By the Performance of a Small Number of Stocks

Although the ETF holds 65 stocks as of January 10, 2017, approximately 44% of the ETF is invested in just five stocks – JPMorgan Chase & Co., Berkshire Hathaway Inc. Class B, Wells Fargo & Co., Bank of America Corp. and Citigroup Inc. As a result, a decline in the prices of one or more of these stocks, including as a result of events negatively affecting one or more of these companies, may have the effect of significantly lowering the level of the ETF even if none of the other stocks held by the ETF are affected by such events. Because of the weighting of the holdings of the ETF, the amount you receive at maturity could be less than the cash settlement amount you would have received if you had invested in a product linked to an underlier that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such underlier.
Your Notes May Not Have an Active Trading Market
Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.  We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-27 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.  Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Your Notes May Be Subject to the Constructive Ownership Rules
There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes or a portion of your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes (or the relevant portion of your notes) would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIERS
The EURO STOXX 50® Index
The EURO STOXX 50® Index is a free-float market capitalization-weighted index of 50 European blue-chip stocks and was created by and is sponsored and maintained by STOXX Limited. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The 50 stocks included in the EURO STOXX 50® Index trade in Euros, and are allocated, based on their country of incorporation, primary listing and largest trading volume, to one of the following countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain, which we refer to collectively as the Eurozone. The level of the EURO STOXX 50® Index is disseminated on the STOXX Limited website. STOXX Limited is under no obligation to continue to publish the index and may discontinue publication of it at any time. Additional information regarding the EURO STOXX 50® Index may be obtained from the STOXX Limited website: stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.
The top ten constituent stocks of the EURO STOXX 50® Index as of January 11, 2017, by weight, are: Total S.A. (5.50%), Siemens AG (4.47%), Sanofi (4.07%), Bayer AG (3.75%), SAP SE (3.72%), BASF SE (3.67%), Banco Santander S.A. (3.32%), Allianz SE (3.28%), Daimler AG (3.26%) and Anheuser-Busch InBev N.V. (3.23%); constituent weights may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.
As of January 11, 2017, the sixteen industry sectors which comprise the EURO STOXX 50® Index represent the following weights in the index: Automobiles & Parts (5.79%), Banks (14.93%), Chemicals (9.25%), Construction & Materials (3.90%), Food & Beverage (4.90%), Health Care (7.65%), Industrial Goods & Services (10.35%), Insurance (6.84%), Media (0.83%), Oil & Gas (7.27%), Personal & Household Goods (8.13%), Real Estate (0.99%), Retail (2.60%), Technology (6.68%), Telecommunications (5.43%) and Utilities (4.46%); industry weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.
As of January 11, 2017, the eight countries which comprise the EURO STOXX 50® Index represent the following weights in the index: Belgium (3.23%), Finland (1.18%), France (36.38%), Germany (34.00%), Ireland (1.22%), Italy (4.80%), Netherlands (9.26%) and Spain (9.93%); country weightings may be found at stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.
The above information supplements the description of the EURO STOXX 50® Index found in the accompanying general terms supplement no. 24. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor's website due to subsequent corporation actions or other activity relating to a particular stock. For more details about the EURO STOXX 50® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-39 of the accompanying general terms supplement no. 24.
The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors“), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

The Financial Select Sector SPDR® Fund
The shares of the Financial Select Sector SPDR® Fund (the “ETF”) are issued by a series of the Select Sector SPDR® Trust, a registered investment company.  The ETF seeks investment results that correspond generally to the price and yield performance, before expenses, of the Financial Select Sector Index (“the underlying index”).  The ETF trades on the NYSE Arca under the ticker symbol “XLF”.  SSGA Funds Management, Inc. (“SSGA”) currently serves as the investment advisor to the ETF. SSGA employs a replication strategy in seeking to track the underlying index as described under “Replication Strategy” below.
We obtained the following fee information from the SPDR® website, without independent verification.  The investment advisor is entitled to receive a management fee from the ETF based on a percentage of the ETF’s average daily net assets, at an annual rate of 0.04%.  In addition, the ETF has adopted a Distribution and Service Plan pursuant to which payments of up to 0.04% annually of average daily net assets may be made. The ETF also incurs other operating expenses up to an annual rate of 0.06%. As of January 10, 2017, the expense ratio of the ETF was 0.14% per annum.
For additional information regarding the Select Sector SPDR® Trust or SSGA, please consult the reports (including the Annual Report dated September 30, 2016) and other information SPDR® Series Trust files with the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at sec.gov.  In addition, information regarding the ETF, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at spdrs.com. We have obtained all information about the ETF from the SPDR® website without independent verification.  We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.
Investment Objective and Strategy
The ETF seeks to provide investment results that correspond generally to the price and yield performance, before expenses, of the Financial Select Sector Index, which is comprised of companies in the bank, diversified financial and insurance industry groups. SSGA uses a replication strategy to try to achieve the ETF’s investment objective, which means that the ETF generally invests in substantially all of the securities represented in the underlying index it tracks in approximately the same proportions as the underlying index.  In certain situations or market conditions, the ETF may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the ETF’s investment objective and is in the best interest of the ETF.  For example, if the ETF is unable to invest directly in a component security or if a derivative investment may provide higher liquidity than other types of investments, it may make larger than normal investments in derivatives to maintain exposure to the underlying index that it tracks. Consequently, under such circumstances, such ETF may invest in a different mix of investments than it would under normal circumstances. The ETF is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the underlying index or of the actual securities comprising the underlying index.  This differs from an actively managed ETF, which typically seeks to outperform a benchmark index. The ETF’s performance may be less favorable than that of a portfolio managed using an active investment strategy. The structure and composition of the underlying index will affect the performance, volatility and risk of the underlying index and consequently, the performance, volatility and risk of the ETF.
As discussed in more detail in “The Underlying Index” below, effective as of the close of business on September 16, 2016 (the “rebalance date”), the underlying index was reconstituted by eliminating the stocks of companies involved in the real estate industry other than mortgage real estate investment trusts (“mortgage REITs”). In order to facilitate an efficient transition to the reconstituted index, the ETF exchanged its real estate stocks for shares of the Real Estate Select Sector SPDR® Fund (“XLRE”) in advance of the underlying index reconstitution. On the rebalance date, the ETF declared an in-kind distribution of 0.139146 shares of XLRE per share of the ETF to shareholders of the ETF. Following the distribution, the ETF holds only the stocks included in the rebalanced index which does not include stocks in the real estate industry (other than mortgage REITs).

The ETF’s investment strategy and other policies may be changed without shareholder approval.
The following table displays the top holdings of the ETF.  We obtained the information in the tables below from the SPDR® website, without independent verification.
Financial Select Sector SPDR® Fund Top Holdings as of January 10, 2017:
Name:	Percentage (%)
JPMorgan Chase & Co.	10.73%
Berkshire Hathaway Inc. Class B	10.64%
Wells Fargo & Co.	8.57%
Bank of America Corp.	8.04%
Citigroup Inc.	5.96%
The Goldman Sachs Group, Inc.	3.11%
U.S. Bancorp	2.84%
American International Group Inc.	2.27%
Morgan Stanley	2.15%
Chubb Limited	2.11%
Stocks with Weights in Excess of 5% of the ETF
JPMorgan Chase & Co., Berkshire Hathaway Inc., Wells Fargo & Company, Bank of America Corporation and Citigroup, Inc. are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the applicable ETF stock issuer with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is sec.gov. Information filed with the SEC by the applicable ETF stock issuer under the Exchange Act can be located by referencing its SEC file number specified below.
The graphs below show the daily historical closing levels of JPMorgan Chase & Co., Berkshire Hathaway Inc. Class B, Wells Fargo & Company, Bank of America Corporation and Citigroup, Inc. from January 12, 2007 through January 12, 2017.   We obtained the prices in the graphs below using data from Bloomberg Financial Services, without independent verification.  We have taken the descriptions of the ETF stock issuers set forth below from publicly available information without independent verification.

According to publicly available information, JPMorgan Chase & Co. is a financial services firm. Information filed with the SEC by the ETF stock issuer under the Exchange Act can be located by referencing its SEC file number 001-05805.
According to publicly available information, Berkshire Hathaway Inc. is a holding company. Information filed with the SEC by the ETF stock issuer under the Exchange Act can be located by referencing its SEC file number 001-14905. The graph below shows daily historical closing levels for Berkshire Hathaway Inc.’s Class B common stock.
According to publicly available information, Wells Fargo & Company is a bank holding company and financial holding company. Information filed with the SEC by the ETF stock issuer under the Exchange Act can be located by referencing its SEC file number 001-02979.

According to publicly available information, Bank of America Corporation is a bank holding company and financial holding company. Information filed with the SEC by the ETF stock issuer under the Exchange Act can be located by referencing its SEC file number 001-06523.
According to publicly available information, Citigroup, Inc. is a financial services holding company. Information filed with the SEC by the ETF stock issuer under the Exchange Act can be located by referencing its SEC file number 001-09924.

The following table displays information about the relative performance of the ETF’s shares before tax and the underlying index (from which the tracking error can be derived), in each case as of December 31, 2016.  We obtained the information in the tables below from the SPDR® website, without independent verification.
Period	Underlying Index	ETF
Year to Date	22.80%	22.78%
1 Year	22.80%	22.78%
3 Years	11.68%	11.60%
5 Years	19.47%	19.30%
10 Years	-0.34%	-0.42%
Since Inception	3.66%	3.49%

Replication Strategy
The ETF uses a replication strategy to attempt to track the performance of the underlying index.  This strategy involves investing in substantially all of the securities represented in the underlying index in approximately the same proportions as the underlying index.  Under normal market conditions, the ETF generally invests substantially all, but at least 95%, of its total assets in the securities comprising the underlying index.  The ETF will provide shareholders with at least 60 days notice prior to any material change in this 95% investment policy.
Correlation
Although SSGA seeks to track the performance of the underlying index as closely as possible (i.e., achieve a high degree of correlation with the return of the underlying index), the ETF’s return may not match or achieve a high degree of correlation with the return of the underlying index due to, among other things, operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.  For example, SSGA anticipates that it may take several business days for additions and deletions to the underlying index to be reflected in the ETF’s portfolio composition.
Industry Concentration Policy
The ETF’s assets will generally be concentrated in an industry or group of industries to the extent that the underlying index concentrates in a particular industry or group of industries.  By concentrating its assets in a single industry or group of industries, the ETF is subject to the risk that financial, economic, business or other conditions that have a negative effect on that industry or group of industries will negatively impact the ETF to a greater extent than if the ETF’s assets were invested in a wider variety of industries.
The ETF is non-diversified and may invest a larger percentage of its assets in securities of a few issuers or a single issuer than a diversified ETF.  As a result, the ETF’s performance may be disproportionately impacted by the performance of relatively few securities.
Creation Units
Prior to trading in the secondary market, shares of the ETF are issued at net asset value to certain institutional investors (typically market makers or other broker-dealers) only in block-size units, known as creation units, of 50,000 shares or multiples thereof.  As a practical matter, only institutions, market makers or large investors purchase or redeem creation units.  The principal consideration for a specified number of creation units (which may be revised at any time without notice) is a basket of securities and/or cash that constitutes a substantial replication, or a representation, of the securities included in the underlying index.  Except when aggregated in creation units (or upon the liquidation of the ETF), shares of the ETF are not redeemable securities.  There can be no assurance that there will be sufficient liquidity in the public trading market at any time to permit assembly of a creation unit.
Share Prices and the Secondary Market
The trading prices of the ETF’s shares will fluctuate continuously throughout trading hours based on market supply and demand rather than the ETF’s net asset value, which is calculated at the end of each business day. The trading price of the ETF’s shares may deviate significantly from its net asset value during periods of market volatility. The New York Stock Exchange disseminates an indicative optimized portfolio value of the ETF every fifteen seconds throughout the trading day. The indicative optimized portfolio value calculations are estimates of the values of the ETF’s net asset value per share using market data.
The Underlying Index
The Financial Select Sector Index (Bloomberg symbol, “IXM Index”), which we refer to as the underlying index, is comprised of the constituents of the S&P 500® Index that have an industry sector assignment in the Global Industry Classification Standard (“GICS®”) Financials sector. The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy.  The underlying index and the S&P 500® Index are calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”). Additional information is available on the following website: us.spindices.com. We have obtained all information about the underlying index from the S&P website without independent verification. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Each company in the S&P 500® Index is classified by S&P based on the GICS® methodology, subject to consultation with the underlying index compilation agent.  S&P, in conjunction with the underlying index compilation agent, assigns the constituents to the sector indices based on each constituent’s assignment under the GICS® methodology.  The GICS® methodology and classification assignments are jointly maintained by S&P and MSCI Inc. (“MSCI”), which is another index sponsor or index provider.  GICS® was jointly developed by S&P and MSCI in 1999 and is intended to provide a consistent set of global sector and industry definitions. However, the GICS® methodology is not used by all index sponsors, so comparisons between sector indices maintained by differing index sponsors may not be valid.
The GICS® classifies companies into four levels of detail: 11 sectors, 24 industry groups, 68 industries and 157 sub-industries. The GICS® methodology assigns each company, according to the definition of that company’s principal business activity, to a sub-industry, and then to a corresponding industry, industry group and sector. In the GICS® methodology, revenues are a key measure of a company’s business activity, though earnings and market perception are also recognized as important and relevant information for classification purposes and are taken into account during the review process.  A company’s industry classification is reviewed no less frequently than annually, and companies are under constant surveillance for corporate actions. The GICS® methodology itself is reviewed annually for changes or additions to the four classification levels.
When creating the Select Sector Indices, S&P divides the 500 companies included in the S&P 500® Index into the eleven GICS® sectors: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate, Telecommunication Services and Utilities.
Previously, the underlying index included companies in the bank, diversified financial, real estate and insurance industry groups. However, effective after the close of business on August 31, 2016, the Real Estate industry group within the Financials sector was elevated to a separate sector, and the Real Estate industry group, with the exception of the mortgage REIT industry, was no longer included in the Financials sector. In order to implement this change to the GICS® Financial sector, effective after the close of business on September 16, 2016, all companies no longer included in the GICS® Financial sector were dropped from the underlying index.
As of January 10, 2017, the top ten constituents of the underlying index and their relative weight in the underlying index were as follows: JP Morgan Chase & Co. (10.75%), Berkshire Hathaway Inc. Class B (10.66%), Wells Fargo & Company (8.58%), Bank of America Corporation (8.06%), Citigroup Inc. (5.97%), The Goldman Sachs Group, Inc. (3.12%), U.S. Bancorp (2.85%), American International Group Inc. (2.28%), Morgan Stanley (2.16%), and Chubb Limited (2.11%).
S&P rebalances the underlying index quarterly after the close of business on the second to last calculation day of March, June, September and December by reference to the date that is two business days prior to the last calculation day of March, June, September and December.  Each company is first weighted using S&P’s modified market capitalization methodology.  Then, the underlying index is evaluated by S&P based on its constituents’ modified market capitalization weights to ensure the underlying index does not breach the maximum allowable limits described below. If the underlying index breaches any of the allowable limits, the constituents are reweighted based on their float-adjusted market capitalization weights calculated using the prices as of the rebalancing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date.
If any company has a weight greater than 24%, S&P caps that company’s float-adjusted market capitalization weight at 23%. S&P sets the cap to 23% to allow for a 2% buffer to ensure that no stock exceeds 25%.  S&P redistributes all excess weight equally to all uncapped stocks within the underlying index.  After this redistribution, if the float-adjusted market capitalization weight of any other stock(s) then breaches 23%, S&P repeats the process iteratively until no stock breaches the 23% weight cap.  The sum of the stocks with weight greater than 4.8% cannot exceed 50% of the total index weight. If the rule in the preceding sentence is breached, then S&P ranks all the stocks in descending order of their float-adjusted market capitalization weights and the first stock that causes the 50% limit to be breached is identified. S&P then reduces the weight of that stock to 4.6%.  S&P then redistributes the excess weight equally to all stocks with weights below 4.6% and the process is repeated iteratively until the 50% test above is satisfied.  As part of the rebalancing process, S&P assigns index share amounts to each constituent stock to arrive at the weights calculated above. Since index shares are assigned based on prices one business day prior to rebalancing, the actual weight of each stock at the rebalancing differs somewhat from these weights due to market movements.  If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure the sector index conforms to all diversification requirements.
Except for the rebalancing process described above and the consultation with the underlying index compilation agent in connection with the sector assignments, the underlying index is calculated and maintained on the same basis as the S&P 500® Index, which is described beginning on page S-42 of the accompanying general terms supplement no. 24. In addition to the criteria for addition to the S&P® 500 Index set forth in the accompany general terms supplement no. 24, a company must have a primary listing of its common stock on the NYSE, NYSE Arca, NYSE MKT, NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA or Bats EDGX.

Historical Closing Levels of the Underliers
Historical Closing Levels of the EURO STOXX 50® Index
The closing level of the EURO STOXX 50® Index has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the EURO STOXX 50® Index during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical closing levels of the EURO STOXX 50® Index as an indication of the future performance of the EURO STOXX 50® Index.  We cannot give you any assurance that the future performance of the EURO STOXX 50® Index or the underlier stocks will result in you receiving the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the EURO STOXX 50® Index.  Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes.  The actual performance of the EURO STOXX 50® Index over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.
The graph below shows the daily historical closing levels of the EURO STOXX 50® Index from January 12, 2007 through January 12, 2017.  We obtained the levels in the graph below from Bloomberg Financial Services, without independent verification.

Hypothetical Adjusted End of Month Closing Levels of the Financial Select Sector Index, the Underlying Index for the ETF, Through August 31, 2016
As discussed above under “The Underliers — The Financial Select Sector SPDR Fund — The Underlying Index”, the Financial Select Sector Index was recently reconstituted to eliminate the stocks of companies involved in the real estate industry (other than mortgage real estate investment trusts).  Therefore, unadjusted historical closing levels have not been included in the graph below.
The blue line (“weight-adjusted IXM close”) in the graph below shows hypothetical weight-adjusted month-end closing levels of the Financial Select Sector Index from January 31, 2011 through August 31, 2016. The hypothetical weight-adjusted IXM month-end closing data is produced on any such day by retroactively removing real estate stocks from the constituents of the Financial Select Sector Index on such day and adjusting the historical level of the underlying index based upon the percentage weight represented by all non-real estate constituents on such day. This hypothetical weight-adjusted approach is intended to simulate the performance of the Financial Select Sector Index had the underlying index not held real estate stocks prior to the reconstitution on September 16, 2016 discussed above under “The Underliers — The Financial Select Sector SPDR Fund — The Underlying Index”, while accounting for the dynamic nature of the underlying index as constituent weightings change over time. To create this hypothetical weight-adjusted performance data, historical weights and constituents as of the last calendar day of each month through August 31, 2016 were obtained from S&P Dow Jones Indices LLC, without independent verification.
For comparative purposes, the green line (“static factor-adjusted IXM close”) in the graph below shows hypothetical static factor-adjusted month-end closing levels of the Financial Select Sector Index using a static adjustment factor of 0.812017. The static adjustment factor was obtained from Bloomberg Financial Services for use with historical prices of the ETF and was applied retroactively by us to the historical month-end closing levels of the Financial Select Sector Index through August 31, 2016. This static adjustment factor reflects the relative value of the components of the ETF immediately after the removal of real estate stocks from the constituents of the ETF on September 16, 2016 as compared to the value of the components of the ETF prior to such removal.
We provide both the hypothetical weight-adjusted month-end closing levels and the hypothetical static factor-adjusted month-end closing levels to help gauge whether application of the static adjustment factor (used by Bloomberg for the historical ETF closing levels) is a reasonable estimate of historical Financial Select Sector Index levels and historical ETF closing levels with real estate stocks removed. Neither the hypothetical weight-adjusted month-end closing levels reflected below nor the hypothetical static factor-adjusted month-end closing levels reflected below are indicative of the future performance of the Financial Select Sector Index.
Although the ETF seeks to track the performance of the Financial Select Sector Index as closely as possible, the ETF’s return may not match or achieve a high degree of correlation with the return of the Financial Select Sector Index due to, among other things, operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.  For a discussion of these reasons, please see “Additional Risk Factors Specific to Your Notes — The ETF and its Underlying Index are Different and the Performance of the ETF May Not Correlate with the Performance of the Underlying Index” above. Please also see “The Underliers — The Financial Select Sector SPDR Fund — Investment Objective and Strategy” above for a table containing relative performance data of the ETF’s shares before tax and the underlying index (from which the tracking error can be derived) on S-18. You should not take the graph, or the weight-adjusted hypothetical performance data or static factor-adjusted hypothetical performance data used to create the graph, as an indication of the future performance of the Financial Select Sector Index or the ETF.

Hypothetical and Historical Closing Levels of the ETF
The closing level of the ETF has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the ETF during any period shown below is not an indication that the ETF is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the hypothetical or historical closing levels of the ETF as an indication of the future performance of the ETF. As discussed above under “— Hypothetical Adjusted End of Month Closing Levels of the Financial Select Sector Index, the Underlying Index for the ETF, Through August 31, 2016”, the performance of the ETF prior to its reconstitution on September 16, 2016 might have been meaningfully different had the ETF not held real estate stocks at that time. We cannot give you any assurance that the future performance of the ETF or its underlying stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the ETF. The actual performance of the ETF over the life of the offered notes, as well as the cash settlement amount, if any, may bear little relation to the historical ETF closing levels shown below.
The graph below shows the daily hypothetical and historical closing levels of the ETF from January 12, 2007 through January 12, 2017, adjusted for corporate events, if applicable. We obtained the closing levels of the ETF in the graph below from Bloomberg Financial Services, without independent verification.  In the graph, historical closing levels after the ETF was reconstituted as of the close of business on September 16, 2016 can be found to the right of the vertical solid line marker. Closing levels to the left of the vertical solid line marker reflect ETF closing levels before the ETF was reconstituted as of the close of business on September 16, 2016. These closing levels have been adjusted by Bloomberg Financial Services using the static adjustment factor of 0.812017 described above under “— Hypothetical Adjusted End of Month Closing Levels of the Financial Select Sector Index, the Underlying Index for the ETF, Through August 31, 2016”. Investors may want to consider using the hypothetical Bloomberg-adjusted data as a proxy for how the ETF would have performed had the ETF not held real estate stocks prior to September 19, 2016; however, we have not independently verified the process Bloomberg Financial Services used in deriving the static adjustment factor nor that the ETF’s constituents and weights used to calculate the static adjustment factor are representative of the ETF’s constituents and weights on any date prior to September 19, 2016.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.
The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc.  In addition, it is the opinion of Sidley Austin llp that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.
This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	a tax exempt organization;
•	a partnership;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders
This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:
•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as income-bearing pre-paid derivative contracts in respect of the underliers. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.
Coupon payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.
Upon the sale, exchange, redemption or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or maturity (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes.  Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.
In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could possibly apply to your notes or a portion of your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your notes (or the relevant portion of your notes) would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.
No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
Alternative Treatments.  There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.
Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.
If the rules governing contingent payment debt instruments apply, any income you recognize upon the sale, exchange, redemption or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.
It is possible that the Internal Revenue Service could assert that your notes should generally be characterized as described above, except that (1) the gain you recognize upon the sale, exchange, redemption or maturity of your notes should be treated as ordinary income or (2) you should not include the coupon payments in income as you receive them but instead you should reduce your basis in your notes by the amount of coupon payments that you receive. It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.
It is also possible that the Internal Revenue Service could seek to characterize your notes as notional principal contracts.  It is also possible that the coupon payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.
You should consult your tax advisor as to possible alternative characterizations of your notes for U.S. federal income tax purposes.
Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.
In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued.  You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.
United States Alien Holders
This section applies to you only if you are a United States alien holder.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:
•	a nonresident alien individual;
•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.
Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments on the notes is uncertain, in the absence of further guidance, we intend to withhold on the coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E, or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a U.S. alien holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the coupon payments were characterized as contract fees). Withholding also may not apply to coupon payments made to you if: (i) the coupon payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the coupon payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.
“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate United States alien holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.
You will also be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – United States Alien Holders” in the accompanying prospectus.
Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.
As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their tax advisors in this regard.
In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of coupon payments and amounts you receive upon the sale, exchange, redemption or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on either the ETF or the stocks included in the EURO STOXX 50® Index during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to any coupon payment or the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2018, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.
 Foreign Account Tax Compliance Act (FATCA) Withholding
Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes (including payment at maturity) made before January 1, 2019.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Summary Information	S-3
Hypothetical Examples	S-6
Additional Risk Factors Specific to Your Notes	S-9
The Underliers	S-16
Supplemental Discussion of Federal Income Tax Consequences	S-27
General Terms Supplement No. 24 dated December 22, 2015
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-15
The Underliers	S-35
S&P 500® Index	S-39
MSCI Indices	S-45
Hang Seng China Enterprises Index	S-54
Russell 2000® Index	S-59
FTSE® 100 Index	S-67
EURO STOXX 50® Index	S-73
TOPIX	S-80
The Dow Jones Industrial AverageTM	S-86
The iShares® MSCI Emerging Markets ETF	S-90
Use of Proceeds	S-92
Hedging	S-92
Employee Retirement Income Security Act	S-93
Supplemental Plan of Distribution	S-94
Conflicts of Interest	S-96
Prospectus Supplement dated December 22, 2015
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-16
United States Taxation	S-17
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19
Validity of the Notes and Guarantees	S-19
Prospectus dated December 22, 2015
Available Information	2
Prospectus Summary	3
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	6
Use of Proceeds	7
Description of Debt Securities We May Offer	8
Description of Warrants We May Offer	35
Description of Units We May Offer	47
GS Finance Corp	51
Legal Ownership and Book-Entry Issuance	53
Considerations Relating to Floating Rate Debt Securities	57
Considerations Relating to Indexed Securities	58
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	61
United States Taxation	64
Plan of Distribution	76
Conflicts of Interest	78
Employee Retirement Income Security Act	78
Validity of the Securities and Guarantees	79
Experts	79
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	79
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	79

$

GS Finance Corp.

Callable Fixed Coupon Underlier-Linked Notes due

guaranteed by
The Goldman Sachs Group, Inc.

Goldman, Sachs & Co.